June 16, 2025

Martin Saenz
Owner
Bequest Bonds I, Inc
1255 N Gulfstream Ave #101
Sarasota, FL 34236

        Re: Bequest Bonds I, Inc
            Offering Statement on Form 1-A
            Post-qualification Amendment No. 3
            Filed June 4, 2025
            File No. 024-12498
Dear Martin Saenz:

       We have reviewed your amendment and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 3 to Form 1-A
General

1. Please update your financial statements and any related information in accordance with Part F/S, paragraph (c)(1) of Form 1-A. We note your current financial statements are for the period ended on March 31, 2024.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 June 16, 2025
Page 2

      Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-
3357 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Real Estate &
Construction
cc:   Brian T. Gallagher, Esq.